                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               pcOrder.com, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)


                Class A Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                  70453H10-7
-------------------------------------------------------------------------------
                                (CUSIP Number)


                            Dennis R. Cassell, Esq.
                             Haynes and Boone, LLP
                       7501 N. Capital of Texas Highway
                                  Suite A130
                              Austin, Texas 78731
                                (512) 692-8388
-------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               December 20, 2000
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), (f) or (g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  -----------------------
CUSIP NO. 70453H10-7                                        PAGE 2 OF 9 PAGES
-----------------------                                  -----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Trilogy Software, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]  N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      100%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 70453H10-7                                       PAGE 3 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Trilogy, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,000(1)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,000(1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_] N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      100%(1)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

(1) The shares of Class A Common Stock of pcOrder.com, Inc. are registered in the name of Trilogy Software, Inc. Trilogy, Inc. is the parent of Trilogy Software, Inc.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 70453H10-7                                       PAGE 4 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Joseph A. Liemandt
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,000(1)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,000(1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_] N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      100%(1)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

(1) The shares of Class A Common Stock of pcOrder.com, Inc. are registered in the name of Trilogy Software, Inc. Mr. Liemandt is Chairman of the Board of Directors, President and Chief Executive Officer of each of Trilogy Software, Inc. and Trilogy, Inc. Trilogy, Inc. is the parent of Trilogy Software, Inc. Mr. Liemandt is a majority stockholder of Trilogy, Inc. Through his ownership of securities of Trilogy, Inc., Mr. Liemandt has the right to cause to be elected a majority of the Board of Directors of Trilogy Software, Inc. As a result, Mr. Liemandt may, under the rules of the Securities and Exchange Commission, be deemed to be the beneficial owner of the shares of Class A Common Stock of pcOrder.com, Inc. beneficially owned by Trilogy Software, Inc. Mr. Liemandt disclaims beneficial ownership of the shares of Class A Common Stock reported as beneficially owned by him.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

  This Statement on Schedule 13D (this "Statement") relates to the acquisition by Trilogy Software, Inc. ("Trilogy") of all the outstanding shares of Class A common stock, par value $0.01 per share (the "Shares"), of pcOrder.com, Inc. ("pcOrder") upon the terms and conditions set forth in an Agreement and Plan of Merger, dated as of October 25, 2000 (the "Merger Agreement"), by and among Trilogy, POI Acquisition Corp., Inc., a wholly-owned subsidiary of Trilogy formed to effect the transactions contemplated by the Merger Agreement ("Sub"), and pcOrder. Pursuant to the Merger Agreement, on November 6, 2000, Trilogy commenced a tender offer to buy any and all outstanding Shares (the "Tender Offer") at a cash price of $6.375 per Share.

  Trilogy and pcOrder filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO dated November 6, 2000 (as thereafter amended, the "Schedule TO"), which contained Trilogy's Offer to Purchase dated November 6, 2000 (the "Initial Offer to Purchase"), a copy of which was filed as Exhibit
(a)(1)(A) to the Schedule TO.  The Initial Offer to Purchase was supplemented by
(i) Supplement to the Offer to Purchase dated November 17, 2000 ("Supplement
No. 1"), a copy of which was filed as Exhibit (a)(1)(Y) to the Schedule TO, (ii) Supplement No. 2 to the Offer to Purchase dated November 20, 2000 ("Supplement No. 2"), a copy of which was filed as Exhibit (a)(1)(DD) to the Schedule TO, and
(iii) Supplement No. 3 to the Offer to Purchase dated December 7, 2000 ("Supplement No. 3"), a copy of which was filed as Exhibit (a)(1)(MM) to the Schedule TO (the Initial Offer to Purchase, Supplement No. 1, Supplement No. 2 and Supplement No. 3 are together referred to in this Statement as the "Offer to Purchase"). The Offer to Purchase and the related Letter of Transmittal, a copy of which was filed as Exhibit (a)(1)(C) to the Schedule TO are referred to in this Statement as the "Offer".

  On December 19, 2000, Trilogy converted 10,316,620 shares of Class B common stock of pcOrder on a share-for-share basis into Shares. At Trilogy's direction, the 10,316,620 Shares were registered in the name of Sub. On December 20, 2000, and after giving effect to completed guaranteed deliveries, Trilogy purchased 5,062,015 Shares in the Tender Offer. At Trilogy's direction, the 5,062,015 Shares were registered in the name of Sub.

  On December 20, 2000, after Trilogy's acceptance of the Shares tendered pursuant to the Offer, Sub was merged with and into pcOrder pursuant to the Merger Agreement (the "Merger"), with pcOrder as the surviving corporation and Sub thereby ceasing to exist as a separate entity. Each Share of pcOrder outstanding at the time of the Merger, other than those held by Trilogy, Sub or pcOrder, was converted into the right to receive $6.375 per Share in cash. Each Share of pcOrder held by Trilogy, Sub or pcOrder, was cancelled in the Merger. The outstanding shares of Sub held by Trilogy were converted into 1,000 Shares of pcOrder, with pcOrder thereby becoming a wholly-owned subsidiary of Trilogy.

Item 1.  Security and Issuer.

  This Statement relates to the Shares of Class A common stock, $0.01 par value per share, of pcOrder.com, Inc., a Delaware corporation (the "Issuer" or "pcOrder"). The address of the principal executive offices of the Issuer is 5001 Plaza on the Lake, Austin, Texas 78746.

Item 2.  Identity and Background.

  (a), (b) and (c). The persons filing this Statement are Trilogy Software, Inc., a Delaware corporation ("Trilogy"), Trilogy, Inc., a Delaware corporation, and Joseph A. Liemandt (collectively, the "Trilogy Reporting Group").

  The principal business address and principal office address of each member of the Trilogy Reporting Group is 6034 West Courtyard Drive, Austin, Texas 78730.

   The principal business of Trilogy is sales, marketing and business-to-business e-commerce applications. Trilogy, Inc. is the parent holding company of Trilogy.

   The information set forth under the caption "1. Directors and Executive Officers of Trilogy" in "Schedule I - Information Concerning the Directors and Executive Officers of Trilogy, Sub, and pcOrder" in the Offer to Purchase is incorporated herein by reference. The directors of Trilogy, Inc. are the same individuals as the directors of Trilogy, the executive officers of Trilogy, Inc. are Ajay Agarwal, Vice President; Thomas J. Carter, III, Vice President; Dennis
R. Cassell, Secretary; Lance A. Jones, Assistant Secretary, Vice President and General Counsel; T. Patrick Kelly, Vice President and Chief Financial Officer; Joseph A. Liemandt, Chairman of the Board, President and Chief Executive Officer; Greg B. Petersen, Treasurer; and John D. Price, Vice President.

   The Trilogy Reporting Group may be deemed to be a "group" for the purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder (the "Act"), although each reporting person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Statement is filed constitute a "group." The filing of this Statement and the Agreement Relating to Joint Filing of Schedule 13D attached hereto as Exhibit 1 hereto should not be construed to be an admission that any member of the Trilogy Reporting Group is a member of a "group" for the purposes of Sections 13(d) and 13(g) of the Act.

   (d) and (e). During the past five years, none of the Trilogy Reporting Group or any other person named in this Item 2 have been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

   (f). All of the natural persons named in this Item 2 are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

  The acquisition in the Offer and the Merger of all of the 6,281,830 outstanding Shares and the payment of related fees and expenses required approximately $49,000,000 and was obtained from the existing resources of Trilogy, including internally generated funds of Trilogy and its subsidiaries.

Item 4.  Purpose of Transaction.

  The information set forth under the captions "Special Factors - Position of Trilogy Regarding the Fairness of the Offer and the Merger;" "Special Factors - Purpose and Structure of the Offer and the Merger; Reasons of Trilogy for the Offer and the Merger;" "Special Factors - Plans for pcOrder After the Offer and the Merger; Certain Effects of the Offer;" "Special Factors - The Merger Agreement;" and "Introduction" in the Offer to Purchase is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

  (a). Pursuant to that certain Joint Filing Agreement, entered into by and among Trilogy, Trilogy, Inc. and Mr. Liemandt, dated as of December 28, 2000, attached hereto as Exhibit 1, each member of the Trilogy Reporting Group may be deemed to beneficially own the 1,000 Shares of pcOrder now outstanding (which is 100% of the outstanding Shares).

(b).                                          Sole             Shared             Sole              Shared
                                             Voting            Voting          Dispositive        Dispositive
                                              Power             Power             Power              Power
                                      --------------------------------------------------------------------------

Trilogy Software, Inc.                                 0             1,000                 0               1,000
Trilogy, Inc.                                          0             1,000                 0               1,000
Joseph A. Liemandt                                     0             1,000                 0               1,000


  (c). Except for (i) the acquisition of Shares by Trilogy in the Tender Offer;
(ii) the conversion of outstanding Shares in the Merger into the right to receive $6.375 per Share in cash; (iii) the conversion by Trilogy of shares of pcOrder's Class B common stock into Shares, as described above; (iv) the contribution of Shares by Trilogy to Sub, as described above; (v) the treatment of outstanding options to purchase Shares described under the caption "Special Factors - The Merger Agreement - Treatment of Options and ESPP" in the Offer to Purchase, which information is incorporated herein by reference; (vi) the information set forth under "Special Factors - Transactions and Arrangements Concerning the Shares" in the Offer to Purchase (including Schedule II to the Offer to Purchase), which information is incorporated herein by reference; and
(vii) the information set forth with respect to Mr. Liemandt under the caption "Special Factors - Interests of Certain Persons in the Offer and the Merger - Allocation of Merger Consideration Among Executive Officers and Directors" in the Offer to Purchase, which information is incorporated herein by reference, there have been no transactions in the Shares effected during the past 60 days by any of the persons named in Item 2 to this Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

  Except as set forth in Item 5 of this Statement, there are no contracts, arrangements, understandings or relationships of the type described in Item 6 of
Schedule 13D among the persons named in Item 2 to this Statement and between such persons and any person with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement dated as of December 28, 2000, by and among Trilogy Software, Inc., Trilogy, Inc. and Joseph A. Liemandt.

Exhibit 2 Offer to Purchase Any and All Outstanding Shares of Class A Common Stock of pcOrder.com, Inc. by Trilogy Software, Inc., dated November 6, 2000. (Incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Trilogy Software, Inc. and pcOrder.com, Inc. on November 6, 2000 (as amended, the "Schedule TO").)

Exhibit 3 Supplement No. 1 to Offer to Purchase dated November 17, 2000. (Incorporated by reference to Exhibit (a)(1)(Y) to the Schedule TO.)

Exhibit 4 Supplement No. 2 to Offer to Purchase dated November 20, 2000. (Incorporated by reference to Exhibit (a)(1)(DD) to the Schedule TO.)

Exhibit 5 Supplement No. 3 to Offer to Purchase dated December 7, 2000. (Incorporated by reference to Exhibit (a)(1)(MM) to the Schedule TO.)

Exhibit 6 Agreement and Plan of Merger dated as of October 25, 2000, by and among Trilogy Software, Inc., POI Acquisition Corp., Inc. and pcOrder.com, Inc. (Included as Annex A to the Offer to Purchase filed as Exhibit 2.)

Exhibit 7 Form of Option Settlement Agreement by and among pcOrder.com, Inc., Trilogy Software, Inc. and holders of options to purchase shares of Class A common stock of pcOrder.com, Inc. (Incorporated by reference to Exhibit (d)(1)(B) to the Schedule TO.)

Exhibit 8 Form of Option Settlement Agreement by and among pcOrder.com, Inc., Trilogy Software, Inc. and employees of Trilogy Software, Inc. that are holders of options to purchase shares of Class A common stock of pcOrder.com, Inc. (Incorporated by reference to Exhibit (d)(1)(C) to the Schedule TO.)

Exhibit 9 Form of Option Relinquishment and Release Agreement by and between Trilogy Software, Inc. and holders of options to purchase shares of Class A common stock of pcOrder.com, Inc. from Trilogy Software, Inc. (Incorporated by reference to Exhibit (d)(1)(D) to the Schedule TO.)

                              SIGNATURE


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 28, 2000

                                    TRILOGY SOFTWARE, INC.

                                    By: /s/ JOSEPH A. LIEMANDT
                                        ---------------------------------------
                                        Joseph A. Liemandt
                                        President and Chief Executive Officer


                                    TRILOGY, INC.

                                    By: /s/ JOSEPH A. LIEMANDT
                                        ---------------------------------------
                                        Joseph A. Liemandt
                                        President and Chief Executive Officer


                                        /s/ JOSEPH A. LIEMANDT
                                        ---------------------------------------
                                        Joseph A. Liemandt

                                 EXHIBIT INDEX

Exhibit No.  Description
-----------  -----------

Exhibit 1 Joint Filing Agreement, dated as of December 28, 2000, entered into by and among Trilogy Software, Inc., Trilogy, Inc. and Joseph A. Liemandt.

Exhibit 2 Offer to Purchase Any and All Outstanding Shares of Class A Common Stock of pcOrder.com, Inc. by Trilogy Software, Inc., dated November 6, 2000. (Incorporated by reference to Exhibit (a)(1)(A) to Tender Offer Statement on Schedule TO filed by Trilogy Software, Inc. and pcOrder.com, Inc. on November 6, 2000 (as amended, the "Schedule TO").)

Exhibit 3 Supplement No. 1 to Offer to Purchase dated November 17, 2000. (Incorporated by reference to Exhibit (a)(1)(Y) to the Schedule TO.)

Exhibit 4 Supplement No. 2 to Offer to Purchase dated November 20, 2000. (Incorporated by reference to Exhibit (a)(1)(DD) to the Schedule TO.)

Exhibit 5 Supplement No. 3 to Offer to Purchase dated December 7, 2000. (Incorporated by reference to Exhibit (a)(1)(MM) to the Schedule TO.)

Exhibit 6 Agreement and Plan of Merger dated as of October 25, 2000, by and among Trilogy Software, Inc., POI Acquisition Corp., Inc. and pcOrder.com, Inc. (Included as Annex A to the Offer to Purchase filed as Exhibit 2.)

Exhibit 7 Form of Option Settlement Agreement by and among pcOrder.com, Inc., Trilogy Software, Inc. and holders of options to purchase shares of Class A common stock of pcOrder.com, Inc. (Incorporated by reference to Exhibit (d)(1)(B) to the Schedule TO.)

Exhibit 8 Form of Option Settlement Agreement by and among pcOrder.com, Inc., Trilogy Software, Inc. and employees of Trilogy Software, Inc. that are holders of options to purchase shares of Class A common stock of pcOrder.com, Inc. (Incorporated by reference to Exhibit
             (d)(1)(C) to the Schedule TO.)

Exhibit 9 Form of Option Relinquishment and Release Agreement by and between Trilogy Software, Inc. and holders of options to purchase shares of Class A common stock of pcOrder.com, Inc. from Trilogy Software, Inc. (Incorporated by reference to Exhibit (d)(1)(D) to the Schedule TO.)